WaferGen Bio-systems, Inc.
7400 Paseo Padre Parkway
Fremont, CA 94555
(510) 651-4450

May 10, 2013

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Attn:	Russell Mancuso, Branch Chief

Re:	WaferGen Bio-systems, Inc.
Post-Effective Amendment No. 2 to Form S-1
Filed April 4, 2013
File No. 333-175507

Ladies and Gentlemen:

On behalf of WaferGen Bio-systems, Inc. (the “Company”), please find below the Company’s response to the staff’s letter dated April 16, 2013, regarding the Post-Effective Amendment No. 2 to Registration Statement on Form S-1 filed on April 4, 2013.  Simultaneously with the filing of this letter, the Company is submitting (by EDGAR) Amendment No. 3 to the Registration Statement (the “Amendment”), responding to the Staff’s comment.  For ease of review, the staff’s comment has been repeated in bold followed by the Company’s response.

Prospectus

1.	Your post-effective amendment must include the complete prospectus as amended – not merely a prospectus supplement. See Securities Act Rule 472(b). Please amend your filing accordingly.

The Company has revised its filing to include the complete prospectus as amended in the Amendment, as required by Securities Act Rule 472(b).

As requested by the staff, I hereby confirm on behalf of the Company that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Attention: Russell Mancuso
May 10, 2013

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions with respect to this letter, please do not hesitate to contact Mark R. Busch, counsel to the Company, at (704) 331-7440.

Very truly yours,

/s/ John Harland

John Harland
Chief Financial Officer

cc:        Ivan Trifunovich, Chief Executive Officer and President
Mark R. Busch, K&L Gates LLP